                        Form 11-K - For Annual Reports of
                      Employee Stock Purchase, Savings and
                     Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         For the fiscal year end December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition from ___________ to ___________
         Commission file number 1-12372

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Cytec Employees' Savings and Profit Sharing Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Cytec Industries Inc.
                           Five Garret Mountain Plaza
                           West Paterson, New Jersey  07424



This Annual Report, including exhibits, contains 22 pages, numbered sequentially, including this cover page. The exhibit index is on page 21.

                                       (1)

Item 4.

         Financial Statements and Exhibits
                  Independent Auditors' Report
                  Financial Statements
                      Statements of Net Assets as of December 31, 1996 and 1995 Statements of Changes in Net Assets for the years ended December 31, 1996 and 1995
                      Notes to financial statements
                  Supplemental Schedules:
                      Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1996
                      Item 27d - Schedule of 5% Reportable Transactions for the year ended December 31, 1996






                                       (2)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                       Financial Statements and Schedules

                           December 31, 1996 and 1995

                   (With Independent Auditors' Report thereon)

                                       (3)

                          Independent Auditors' Report



Plan Administrator
Cytec Employees' Savings and Profit Sharing Plan:


We have audited the accompanying statements of net assets of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 1996 and 1995, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets Held For Investment Purposes at December 31, 1996 and Schedule of 5% Reportable Transactions for year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets and the statements of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           KPMG Peat Marwick LLP

Short Hills, New Jersey
June 13, 1997

                                       (4)

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                             Statement of Net Assets
                                December 31, 1996



                                                                                          Vanguard
                                                                         Vanguard       LIFEStrategy
                                                        Vanguard       LIFEStrategy     Portfolios'       Vanguard
                          Cytec         Interest      International     Portfolios'     Conservative      Balanced
                          Stock          Income          Growth           Growth           Growth          Index
                           Fund           Fund          Portfolio        Portfolio       Portfolio          Fund
                     ---------------- -------------  ---------------  --------------- ---------------- --------------
Marketable
Investments
 at Fair Value           $166,819,765   $78,410,140        1,907,489        2,355,503          480,855     22,190,805
                         ------------    ----------        ---------        ---------          -------     ----------

Loans to Members                    -             -                -                -                -              -
                         ------------    ----------        ---------        ---------          -------     ----------

Receivables:
 Company Cont.              1,898,024     4,506,934           73,731           79,867           23,458        288,954
 Members Cont.                265,593       362,021           13,519           13,629            3,600        128,308
 Loans to Members              32,107        44,429              948            1,537           14,040         14,040
                         ------------    ----------        ---------        ---------          -------     ----------
  Total Receivables         2,195,724     4,913,384           88,198           95,033           41,098        431,302


Total Net Assets         $169,015,489    83,323,524        1,995,687        2,450,536          521,953     22,622,107
                         ============    ==========        =========        =========          =======     ==========

                          [RESTUBBED FROM TABLE ABOVE]


                                                                       Vanguard
                        Vanguard             VMMR    Vanguard         Total Bond                      Total
                        Explorer            Prime    Index 500          Market         Loan        (including
                          Fund            Portfolio  Portfolio         Portfolio       Fund       table above)
                       -----------        ---------  ----------      -----------    ---------     ------------
Marketable
Investments
 at Fair Value           1,951,744         57,534    31,232,537               -             -     $305,406,372
                         ---------         ------    ----------      ----------     ---------     ------------

Loans to Members                 -              -             -               -     3,650,747        3,650,747
                         ---------         ------    ----------      ----------     ---------     ------------

Receivables:
 Company Cont.             106,515              -       918,123               -             -        7,895,606
 Members Cont.              20,763              -       213,641               -             -        1,021,074
 Loans to Members            1,571              -        19,509               -       114,372          242,553
                         ---------         ------    ----------      ----------     ---------     ------------
  Total Receivables        128,849              -     1,151,273               -       114,372        9,159,233


Total Net Assets         2,080,593         57,534    32,383,810               -     3,765,119     $318,216,352
                         =========         ======    ==========      ==========     =========     ============

See accompanying notes to financial statements.


                                       (5)

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                             Statement of Net Assets
                                December 31, 1995



                                                                                            Vanguard
                                    Cytec            Frozen            Interest             Balanced                VMMR
                                    Stock             Stock             Income               Index                  Prime
                                     Fund             Fund               Fund                 Fund                Portfolio
                                 -----------        ---------           ----------          ----------            ---------
Marketable Investments
 at Fair Value                   $87,400,087                -           68,349,053          21,040,895              35,409
                                 -----------        ---------           ----------          ----------             -------
Loans to Members                           -                -                    -                   -                   -
                                 -----------        ---------           ----------          ----------             -------
Receivables:
 Company Contributions             1,195,542                -            3,892,579             178,538              (7,531)
 Member Contributions                185,138                -              427,713             150,950                    -
 Loans to Members                     13,538                -               46,348              15,410                   -
                                 -----------        ---------           ----------          ----------             -------
  Total Receivables                1,394,218                -            4,366,640             344,898              (7,531)

Total Net Assets                 $88,794,305                -           72,715,693          21,385,793              27,878
                                 ===========        =========           ==========          ==========             ========

                          [RESTUBBED FROM TABLE ABOVE]

                                                       Vanguard
                                 Vanguard             Total Bond                                     Total
                                 Index 500              Market                  Loan              (including
                                 Portfolio             Portfolio                Fund             table above)
                                 ----------           -----------             ---------          ------------
Marketable Investments
 at Fair Value                   21,735,910             2,763,697                     -          $201,325,051
                                 ----------             ---------             ---------          ------------
Loans to Members                          -                     -             2,976,030             2,976,030
                                 ----------             ---------             ---------          ------------
Receivables:
 Company Contributions              541,394                41,173                     -             5,841,695
 Member Contributions               185,802                20,234                     -               969,837
 Loans to Members                     8,099                 1,109               119,113               203,617
                                 ----------             ---------             ---------          ------------
  Total Receivables                 735,295                62,516               119,113             7,015,149

Total Net Assets                 22,471,205             2,826,213             3,095,143          $211,316,230
                                 ==========             =========             =========          ============




See accompanying notes to financial statements.


                                       (6)

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                       Statement of Changes in Net Assets
                      For The Year Ended December 31, 1996


                                                                                              Vanguard
                                                                             Vanguard       LIFEStrategy
                                                           Vanguard        LIFEStrategy     Portfolios'      Vanguard
                              Cytec        Interest     International       Portfolios'     Conservative     Balanced
                              Stock         Income          Growth            Growth           Growth          Index
                              Fund           Fund         Portfolio          Portfolio       Portfolio         Fund
                          ------------   -----------      ----------         ----------          -------  ------------
Contributions:
  Members'                  $2,983,897     4,639,080          44,726           49,582            8,718       1,750,194
  Company                    5,773,111     4,515,686          73,774           80,184           23,563         291,541
                          ------------   -----------      ----------       ----------          -------    ------------
Total Contributions          8,757,008     9,154,766         118,500          129,766           32,281       2,041,735
                          ------------    ----------       ---------        ---------          -------      ----------

Other Receipts:
 Rollovers                      53,860        77,477          36,877                -                -          24,252
 Miscellaneous                   4,734         3,071               -                -                -              47
                          ------------    ----------       ---------        ---------          -------      ----------
                                58,594        80,548          36,877                -                -          24,299
                          ------------    ----------       ---------        ---------          -------      ----------
Interest on Loans                    -             -               -                -                -               -
                          ------------    ----------       ---------        ---------          -------      ----------
Earnings:
 Interest & Dividends                -     4,407,569          74,965           73,725           16,997         967,345
 Net Appreciation
   (Depreciation) in
   Fair Value of
   Investments              86,268,023            59          14,825           24,241           (3,088)      1,808,001
                          ------------    ----------       ---------        ---------          -------      ----------
                            86,268,023     4,407,628          89,790           97,966           13,909       2,775,346
Less Withdrawals Paid
  to Participants and
  Other Providers            6,680,296     6,023,004           5,893            3,422                -       1,786,663
                          ------------    ----------       ---------        ---------          -------      ----------

Fund Transfers              (8,182,145)    2,987,893       1,756,413        2,226,226          475,763      (1,818,403)
                          ------------    ----------       ---------        ---------          -------      ----------

Change in Net Assets        80,221,184    10,607,831       1,995,687        2,450,536          521,953       1,236,314
                          ------------    ----------       ---------        ---------          -------      ----------
Net Asset at Beginning
  of Year                   88,794,305    72,715,693               -                -                -      21,385,793
                          ------------    ----------       ---------        ---------          -------      ----------
Net Assets at End of
  Year                    $169,015,489    83,323,524       1,995,687        2,450,536          521,953      22,622,107
                          ============    ==========       =========        =========          =======      ==========

                          [RESTUBBED FROM TABLE ABOVE]

                                                                      Vanguard
                           Vanguard           VMMR      Vanguard     Total Bond                     Total
                           Explorer          Prime      Index 500      Market         Loan       (including
                             Fund          Portfolio    Portfolio     Portfolio       Fund      table above)
                           ---------       ---------   ----------     ---------    ---------    ------------
Contributions:
  Members'                    73,277              -     2,542,159       175,704            -      $12,267,337
  Company                    106,713          7,531       920,851         1,374            -       11,794,328
                           ---------         ------    ----------     ---------    ---------     ------------
Total Contributions          179,990          7,531     3,463,010       177,078            -       24,061,665
                           ---------         ------    ----------     ---------    ---------     ------------

Other Receipts:
 Rollovers                         -              -       139,686         1,067            -          333,219
 Miscellaneous                     -          1,058           252            19            -            9,181
                           ---------         ------    ----------     ---------    ---------     ------------
                                   -          1,058       139,938         1,086            -          342,400
                           ---------         ------    ----------     ---------    ---------     ------------
Interest on Loans                  -              -             -             -      269,521          269,521
                           ---------         ------    ----------     ---------    ---------     ------------
Earnings:
 Interest & Dividends        103,356          1,972       650,215       132,005            -        6,428,149
 Net Appreciation
   (Depreciation) in
   Fair Value of
   Investments               (37,858)             -     4,532,449      (116,053)           -       92,490,599
                           ---------         ------    ----------     ---------    ---------     ------------
                              65,498          1,972     5,182,664        15,952            -       98,918,748
Less Withdrawals Paid
  to Participants and
  Other Providers              7,099            546     1,926,114       139,582      119,593       16,692,212
                           ---------         ------    ----------     ---------    ---------     ------------

Fund Transfers             1,842,204         19,641     3,053,107    (2,880,747)     520,048                -
                           ---------         ------    ----------     ---------    ---------     ------------

Change in Net Assets       2,080,593         29,656     9,912,605    (2,826,213)     669,976      106,900,122
                           ---------         ------    ----------     ---------    ---------     ------------
Net Asset at Beginning
  of Year                          -         27,878    22,471,205     2,826,213    3,095,143      211,316,230
                           ---------         ------    ----------     ---------    ---------     ------------
Net Assets at End of
  Year                     2,080,593         57,534    32,383,810             -    3,765,119     $318,216,352
                           =========         ======    ==========     =========    =========     ============

See accompanying notes to financial statements.

                                       (7)

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                       Statement of Changes in Net Assets
                      For the Year Ended December 31, 1995




                                                                               Vanguard
                                  Cytec                         Interest        Balanced          VMMR
                                  Stock          Frozen          Income          Index           Prime
                                   Fund        Stock Fund         Fund            Fund         Portfolio
                              ------------    ------------    ------------    ------------   ------------
Contributions:
 Members'                     $  2,110,938               -       5,680,428       1,838,270              -
 Company                         4,944,758               -       3,969,892         181,402         (7,531)
                              ------------    ------------    ------------    ------------   ------------
  Total Contributions            7,055,696               -       9,650,320       2,019,672         (7,531)
                              ------------    ------------    ------------    ------------   ------------

Other Receipts:
 Rollovers                         161,897               -         248,958         102,939              -
 Miscellaneous                       3,104           3,518             355              43          2,107
                                                              ------------    ------------   ------------
                                   165,001           3,518         249,313         102,982          2,107
                              ------------    ------------    ------------    ------------   ------------
Interest on Loans                        -               -               -               -              -
                              ------------    ------------    ------------    ------------   ------------
Earnings:
 Interest and Dividends                  -               -       4,528,557         769,551            815
 Net Appreciation
  (Depreciation) in
  Fair Value of Investments     32,647,033          84,207             (11)      3,571,252              -
                              ------------    ------------    ------------    ------------   ------------
                                32,647,033          84,207       4,528,546       4,340,803            815
                              ------------    ------------    ------------    ------------   ------------

Less Withdrawals Paid to
  Participants and
  Other Providers                3,583,768         511,573      10,105,719       1,656,157              -
                              ------------    ------------    ------------    ------------   ------------
Fund Transfers                  (4,437,917)     (9,675,824)      2,788,406       1,840,220         32,475
                              ------------    ------------    ------------    ------------   ------------

Change in Net Assets            31,846,045     (10,099,672)      7,110,866       6,647,520         27,866
Net Assets at
 Beginning of Year              56,948,260      10,099,672      65,604,827      14,738,273             12
                              ------------    ------------    ------------    ------------   ------------

Net Assets at End of Year     $ 88,794,305               -      72,715,693      21,385,793         27,878
                              ============    ============    ============    ============   ============



                          [RESTUBBED FROM TABLE ABOVE]

                                                    Total
                                    Vanguard        Bond                         Total
                                   Index 500       Market        Loan         (including
                                   Portfolio     Portfolio       Fund        table above)
                                ------------   ------------   ------------   ------------
Contributions:
 Members'                          1,847,693        221,700              -   $ 11,699,029
 Company                             550,205         41,815              -      9,680,541
                                ------------   ------------   ------------   ------------
  Total Contributions              2,397,898        263,515              -     21,379,570
                                ------------   ------------   ------------   ------------

Other Receipts:
 Rollovers                           267,770         56,473              -        838,037
 Miscellaneous                           215             19              -          9,361
                                ------------   ------------   ------------   ------------
                                     267,985         56,492              -        847,398
                                ------------   ------------   ------------   ------------
Interest on Loans                          -              -        200,870        200,870
                                ------------   ------------   ------------   ------------
Earnings:
 Interest and Dividends              429,388        121,505              -      5,849,816
 Net Appreciation
  (Depreciation) in
  Fair Value of Investments        3,898,168        171,321              -     40,371,970
                                ------------   ------------   ------------   ------------
                                   4,327,556        292,826              -     46,221,786
                                ------------   ------------   ------------   ------------
Less Withdrawals Paid to
  Participants and
  Other Providers                  1,189,040        189,730         84,469     17,320,456
                                ------------   ------------   ------------   ------------
Fund Transfers                     7,635,102      1,310,021        507,517              -
                                ------------   ------------   ------------   ------------

Change in Net Assets              13,439,501      1,733,124        623,918     51,329,168
Net Assets at
 Beginning of Year                 9,031,704      1,093,089      2,471,225    159,987,062
                                ------------   ------------   ------------   ------------

Net Assets at End of Year         22,471,205      2,826,213      3,095,143   $211,316,230
                                ============   ============   ============   ============

See accompanying notes to financial statements.

                                       (8)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


                           December 31, 1996 and 1995


(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     (c)  Marketable Investments

          Direct investments by the Cytec Employees' Savings and Profit Sharing Plan Trust (the Trust) in securities traded on national securities exchanges (solely Cytec Industries Inc. common stock) are valued at the year-end closing market price. The current values of other marketable investments and of investments in the Trustee's commingled trust funds are determined by the Trustee based upon estimated market values.

          The Interest Income Fund is valued at its fair value which approximates cost/contract value. The investment contracts provide for interest rates and returns of principal over various periods of time on an annuity type basis. The interest rate is guaranteed through the date of the last principal payment.

          Securities transactions are recorded on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Realized gains and losses on securities transactions are calculated based upon the average cost of the securities sold.



                                       (9)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


2)   Plan Description

     (a)  Organization

          The Cytec Employees' Savings and Profit Sharing Plan (the Plan) was established effective January 1, 1994 for the benefit of employees of Cytec Industries Inc. (Cytec or the Company) and employees of its participating subsidiaries (currently Cytec Engineered Materials Inc. and D Aircraft Products, Inc.). The following is some general information regarding the Plan. For a more complete description of the Plan provisions, participants should refer to the Plan Document.

          The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the allocations of common stock. The Plan is intended to be a profit sharing plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     (b)  Employee Contributions

          Participating employees may contribute to the Plan after one month of service (as defined), through payroll deductions, 1% to 15% (subject to IRS limitations) of such member's earnings (as defined), on a before-tax basis, an after-tax basis or a combination of the two.

          Member contributions may be invested in (i) the Interest Income Fund,
          (ii) Vanguard International Growth Portfolio (of the Vanguard World
          Fund), (iii) Vanguard LIFEStrategy Portfolios' Growth Portfolio (of the Vanguard STAR Fund), (iv) Vanguard LIFEStrategy Portfolios' Conservative Growth Portfolio (of the Vanguard STAR Fund), (v) Vanguard Explorer Fund, (vi) Vanguard Balanced Index Fund, (vii) the Vanguard Index Trust-500 Portfolio and (viii) the Cytec Stock Fund. The Vanguard Total Bond Market Portfolio, in which participants of the Plan were previously able to invest contributions, was closed as an investment vehicle of the Plan effective October 15, 1996, due to a lack of significant participation, with each applicable participant reallocating any investment balance held therein to other funds within the Plan as that participant deemed appropriate. The VMMR Prime Portfolio Fund functions as a holding mechanism for forfeitures or other items not yet offset by future sponsor contributions. The
          Frozen Stock Fund (comprised entirely of cash) was a fund which was invested in common stock of American Cyanamid Company (Cyanamid), the former parent company of Cytec, and Cytec common stock distributed in January 1994. When Cyanamid was purchased by American Home Products Corporation, the shares in Cyanamid were exchanged for cash.

                                      (10)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


          Prior to December 31, 1994, the member's Cytec position in the Frozen Stock Fund was transferred to their individual account in the Cytec Stock Fund. In early 1995 members were asked to transfer their balance in the Frozen Stock Fund to other available funds. Any balance not transferred by February 28, 1995 was automatically transferred to the Interest Income Fund.

          Members may elect to make before-tax contributions which defer federal income taxes (and, generally, similar local and/or state taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

          The Plan accepts eligible rollover contributions from new members. If a member has been a participant in a plan which meets the requirements of Section 401 or covered by a trust qualified under Section 501 with a previous employer, that member may, within sixty days of receiving a distribution from that previous employer's plan, transfer their eligible account balance into the Plan without tax implications.

     (c)  Employer Contributions

          Normal contributions are made by the Company in amounts equal to 75% of most member's contributions up to 4% of the member's earnings, as defined, ("Matched Contributions"). For a member's contribution exceeding the aforementioned limits ("Unmatched Contributions"), there are no employer contributions. To be eligible for a Company normal contribution, a plan member must complete one year of service, as defined. In addition, if the Company's net after-tax earnings available to common stockholders meets or exceeds a defined formula, the Company may make an additional profit sharing contribution. To be eligible for a Company profit sharing contribution, a Plan member must have been an active employee on December 31 of the respective year and have one year of service. Profit sharing contributions of $7,574,217 and $5,502,971 were earned in 1996 and 1995, respectively. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of eligible members during the early part of the following year.

          All employer matching contributions for plan participants under the age of 58 are invested in the Cytec Stock Fund, which invests in Cytec Industries Inc. common stock. Profit sharing contributions are invested in the Interest Income Fund, unless specified differently by the member.

          Members who are at least age 58, can reallocate Company matching contributions invested in the Cytec Stock Fund at a cumulative rate of 20% per year to any other investment option offered under the Plan. Additionally, members who are at least age 62

                                      (11)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


          and have five years of service, may reallocate up to 100% of Company matching contributions invested in the Cytec Stock Fund.

     (d)  Unit Values

          The value of a member's investment in each Fund, and the value of the employer contributions, are represented by units credited to the member's accounts. The value of such units vary based on the value of the net assets of the respective Funds. The unit values were determined by the Trustee, Vanguard Fiduciary Trust Company (see note
          3). The units and unit values (to the nearest whole unit and cent) of each Fund at December 31, 1996 and 1995 were as follows:



                                                                          1996                                     1995
                                                              ----------------------------             -----------------------------
                                                               Number of        Unit/Share              Number of        Unit/Share
                                                              Units/Shares        Values               Units/Shares        Values
Cytec Stock Fund                                                 2,234,094          $74.67                 2,274,695          $38.42
Interest Income Fund                                             7,936,249            9.88                 6,917,920            9.88
Vanguard Balanced Index Fund                                     1,594,167           13.92                 1,647,682           12.77
Vanguard Index 500 Portfolio                                       451,598           69.16                   377,230           57.62
VMMR Prime Portfolio                                                57,534            1.00                    35,409            1.00
Vanguard Total Bond Market Portfolio                                     -               -                   272,497           10.14
Vanguard International Growth Portfolio                            115,886           16.46                         -               -
Vanguard LIFEStrategy Portfolios' Growth Portfolio                 172,186           13.68                         -               -
Vanguard LIFEStrategy Portfolios' Conservative
   Growth Portfolio                                                 39,609           12.14                         -               -
Vanguard Explorer Fund                                              36,257           53.83                         -               -




          Loans to members and their respective units are excluded in the computation of the unit values above.



                                      (12)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


          The number of participants invested in each fund at December 31, 1996 and 1995 respectively was:

                                                                     1996   1995
                                                                     ----   ----
             Cytec Stock Fund                                       3,398  3,380
             Interest Income Fund                                   2,972  3,355
             Vanguard Balanced Index Fund                           1,225  1,340
             Vanguard Index 500 Portfolio                           1,453  1,290
             Vanguard Total Bond Market Portfolio                       -    327
             Loan Fund                                                662    587
             Vanguard International Growth Portfolio                  191      -
             Vanguard LIFEStrategy Portfolios' Growth Portfolio       110      -
             Vanguard LIFEStrategy Portfolios' Conservative
                  Growth Portfolio                                     36      -
             Vanguard Explorer Fund                                   218      -

          Members may elect to invest in more than one fund. A total of 3,799 and 3,902 active and former employees have investments in the Plan at December 31, 1996 and 1995, respectively.

     (e)  Vesting

          All units representing employee contributions and earnings or losses thereon are fully vested at all times. Units representing employer and profit sharing contributions and earnings or losses thereon vest at the rate of 20% for each year of service (as defined), including years of service with Cyanamid. After being credited with five years of service, a member is vested in all past and future employer and profit sharing contributions pertaining to their account, including all earnings or losses thereon. Units representing employer and profit sharing contributions and earnings or losses thereon vest immediately to a member in case of death, retirement, as defined in the Plan, at or after age 60, or total and permanent disability.

     (f)  Withdrawals

          During employment, a member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Company Stock
          Fund) of amounts applicable to member and vested employer contributions and earnings or losses thereon, subject to certain restrictions. Vested employer contributions may not be withdrawn earlier than 24 months after being contributed. Withdrawals of before-tax contributions preclude the member from making contributions to the Plan or from receiving further

                                      (13)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


          normal employer contributions under the Plan for various periods of time, as defined in the Plan document, unless the participant has attained age 59 1/2.

     (g)  Benefit Payments

          Upon termination of employment, a member's vested values under the Plan may be distributed in any one of four ways: lump-sum distribution, single life annuity, joint and survivor annuity, or monthly payments up to 360 months (subject to limits imposed by the Internal Revenue Code). Upon the death of an active member, such member's vested value under the Plan can be distributed in any one of three ways: lump sum distribution, single life annuity, or monthly payments up to 360 months. Annuity payments and monthly payments commence as soon as practicable following a request from the participant.

          Effective January 1, 1997 minimum distributions are required to begin by April 1 of the calendar year following the later of:

          o the calendar year in which the participant attains 70 1/2 years of age (provided that such participant has retired from service with the Company) or;

          o the calendar year in which the participant retires from service with the Company.

     (h)  Loan Provisions

          Eligible members may borrow up to fifty percent of the value of employee contributions, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the member's option. Loans for all other purposes must be repaid in one to five years, at the member's option. These loans are made at market interest rates equal to the prevailing rates charged by lenders for similar loans.

(3)  Fund Management

     Under the terms of a trust agreement dated January 1, 1994, the Plan assets are held and managed by the Trustee, Vanguard Fiduciary Trust Company, which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974.


                                      (14)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


     The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4)  Participant and Non-Participant Directed Funds

     All funds are participant directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, that participants who are at least age 58 may elect an investment change with regards to the matching contributions, subject to certain restrictions (see Note 2c). Additionally, profit sharing contributions are also directed by the participants. If no fund is specified the Profit sharing contributions are invested in the Interest Income Fund and can be redirected to another fund at the discretion of the participant. As of December 31, 1996 and 1995 the Cytec Stock Fund included non-participant directed investments of $31,203,296 and $14,046,257 and contributions receivable of $354,322 and $329,762, respectively.

(5)  Distributions and Forfeitures

     Forfeitures of non-vested employer contributions, amounting to $9,510 and $369 in 1996 and 1995, respectively, were used to reduce employer contributions.

(6)  Plan Expenses

     Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Investment expenses related to the investment contracts are deducted from the values of the contracts.


(7)  Plan Termination

     The Plan has no termination date and it is the Company's intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time. Upon termination of the Plan or upon complete discontinuance of employer contributions, all of the units in member accounts that are attributable to employer contributions or net income thereon would become immediately vested.



                                      (15)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


(8)  Qualification Under the Internal Revenue Code

     The Internal Revenue Service issued its determination letter on May 4, 1995 which stated that the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and, therefore, are exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. In the opinion of the Plan Administrator and the Plan's tax advisor, the Plan and its underlying Trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(9)  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107), was adopted prospectively by the Plan on January 1, 1995. This statement requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the Statement of Net Assets, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this statement requires disclosure of descriptive information pertinent to estimating the value of a financial instrument.

     The fair value of financial instruments represents the estimated amounts at which the asset or liability could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. These estimates are subjective in nature and involve uncertainties and matters of judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates may have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of individual mutual fund objectives, stock market, interest rates, economic conditions and world affairs. The estimated fair market value of the investment funds are determined by use of market prices determined by the Plan Trustee. The carrying amount of the Interest Income Fund is considered to approximate fair value.



                                      (16)

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN

                          Notes to Financial Statements


     The estimated fair values of the Plan's financial instruments at December 31, 1996 and 1995 are summarized as follows:


                                                                               1996                                 1995
                                                                               ----                                 ----
                                                                                       Estimated                         Estimated
                                                                    Carrying              Fair           Carrying           Fair
                            Assets                                   Amount              Value            Amount           Value
                                                                   ------------      ------------      -----------      -----------
Cytec Stock Fund                                                   $166,819,765      $166,819,765      $87,400,087      $87,400,087
Interest Income Fund                                                 78,410,140        78,410,140       68,349,053       68,349,053
Vanguard Balanced Index Fund                                         22,190,805        22,190,805       21,040,895       21,040,895
VMMR Prime Portfolio                                                     57,534            57,534           35,409           35,409
Vanguard Index 500 Portfolio                                         31,232,537        31,232,537       21,735,910       21,735,910
Vanguard Total Bond Market Portfolio                                          -                 -        2,763,697        2,763,697
Vanguard International Growth Portfolio                               1,907,489         1,907,489                -                -
Vanguard LIFEStrategy Portfolios' Growth Portfolio                    2,355,503         2,355,503                -                -
Vanguard LIFEStrategy Portfolios' Conservative Growth
   Portfolio                                                            480,855           480,855                -                -
Vanguard Explorer Fund                                                1,951,744         1,951,744                -                -
Loan Fund                                                             3,650,747         3,650,747        2,976,030        2,976,030
                                                                    ===========        ==========       ==========       ==========

The receivable balances as recorded in the 1996 and 1995 Statements of Net Assets equal the estimated Fair Values.

                                      (17)

                Cytec Employees' Savings and Profit Sharing Plan
                     Item 27a - Schedule of Assets Held for
                    Investment Purposes at December 31, 1996






                                                                                                   Market
                  Investment                              Units               Cost                 Value
                  ----------                              -----               ----                 -----

Cytec Stock Fund                                        2,234,094           61,091,377          $166,819,765

Interest Income Fund                                    7,936,249           78,593,084            78,410,140

Vanguard Balanced Index Fund                            1,594,167           18,778,805            22,190,805

VMMR Prime Portfolio                                       57,534               57,534                57,534

Vanguard Index 500 Portfolio                              451,598           24,872,964            31,232,537

Vanguard International Growth                             115,886            1,900,285             1,907,489
Portfolio

Vanguard LIFEStrategy Portfolios'                         172,186            2,332,688             2,355,503
Growth Portfolio

Vanguard LIFEStrategy Portfolios'                          39,609              485,017               480,855
Conservative Growth Portfolio

Vanguard Explorer Fund                                     36,257            1,997,358             1,951,744

Loan Fund                                                       -            3,650,747             3,650,747
                                                                         -------------         -------------
                                                                          $193,759,859          $309,057,119
                                                                          ============         =============




                                      (18)

                       Cytec Employees' Savings and Profit
                Item 27d - Schedule of 5% Reportable Transactions

                     Individual Transactions in Excess of 5%
                      For the Year Ended December 31, 1996


         Identity of                   Description           Purchase           Selling            Cost of             Net Gain
       Party Involved                   of Assets              Price             Price              Assets              or Loss
       --------------                   ---------              -----             -----              ------              -------
The Vanguard Group            Cytec Stock Fund              40,560,640               N/A                 N/A                  N/A
The Vanguard Group            Cytec Stock Fund                     N/A        47,402,459          26,536,023           20,866,436
The Vanguard Group            Interest Income Fund          48,210,368               N/A                 N/A                  N/A
The Vanguard Group            Interest Income Fund                 N/A        38,149,472          38,208,657             (59,185)
The Vanguard Group            Balanced Index Fund            7,933,035               N/A                 N/A                  N/A
The Vanguard Group            Balanced Index Fund                  N/A         8,591,124           7,660,784              930,340
The Vanguard Group            Index 500 Portfolio           17,637,805               N/A                 N/A                  N/A
The Vanguard Group            Index 500 Portfolio                  N/A        12,666,142          11,129,737            1,536,405



                                      (19)

Exhibit:

     23.1   Consent of KPMG Peat Marwick LLP


                                    Signature

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Cytec Employees' Savings and Profit Sharing Plan




                                                   /s/ J.W. Hirsch
                                                   ---------------------
                                                        J. W. Hirsch
                                                        Administrator

Date   June 13, 1997






                                      (20)

                                  EXHIBIT INDEX



23.1      Consent of KPMG Peat Marwick LLP

                                      (21)